Exhibit 12.1
Education Management LLC
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in millions)

	For the Fiscal Year Ended June 30,
	2009	2010	2011	2012	2013
Computation of fixed charges
Interest expense	$149.3	$115.8	$118.2	$109.3	$116.6
Amortization of debt issuance costs	7.8	8.1	6.5	1.1	8.5
Portion of rental expense representative of interest	30.8	35.8	39.4	39.3	41.2
Total fixed charges	$187.9	$159.7	$164.1	$149.7	$166.3
Computation of earnings
Income before income taxes	$165.4	$250.3	$369.4	$(1,529.2)	$(256.0)
Fixed charges per above	187.9	159.7	164.1	149.7	166.3
Total earnings	$353.3	$410.0	$533.5	$(1,379.5)	$(89.7)
Ratio of earnings to fixed charges	1.9	2.6	3.3	(9.2)	(0.5)